Exhibit 99.1

TROOPS, Inc. (NASDAQ: TROO) Announces Conditional Sales and Purchase Agreement with EFFORCE Group, Expanding into Multi-Vertical Digital Asset Infrastructure

HONG KONG, October 12, 2026 /PRNewswire/ -- TROOPS, Inc. (NASDAQ: TROO) ("TROOPS" or the "Company"), a diversified conglomerate spanning financial technology and insurance services, today announced that it has entered into a conditional sales and purchase agreement with EFFORCE Group (“EFFORCE”).

This strategic combination unites TROOPS' robust ecosystem with EFFORCE's blockchain infrastructure and regulatory credentials. Founded by Apple co-founder Steve Wozniak, EFFORCE has established a strong presence in the digital asset and sustainability sectors through its focus on innovative technology-driven solutions. Mr. Wozniak remains a shareholder of EFFORCE following the transaction.

The proposed merger is intended to bring together complementary strengths across technology, regulatory compliance, business development, and market access. By combining their respective capabilities, the parties aim to create a stronger platform positioned to pursue opportunities across multiple segments of the evolving digital asset economy.

A Multi-Vertical Ecosystem: Beyond Crypto Trading

Through this merger, TROOPS is going to gain access to EFFORCE's frameworks, expanding its operational scope beyond traditional cryptocurrency exchange capabilities into synergistic digital verticals including potential access to carbon credit and green certificate trading.

The combined group intends to leverage its expanded infrastructure and industry expertise to pursue opportunities spanning digital assets, sustainability-focused initiatives, financial services integration, and related technology-driven business models.

The transaction is expected to provide a foundation for future growth while enhancing the group's ability to serve institutional and commercial clients across multiple markets.

Strategic Leadership Insights

"This merger represents a significant milestone for TROOPS as we continue to expand our digital asset infrastructure and diversified business platform," said Damian Thurnheer, President and CEO of TROOPS, Inc. "The combination of EFFORCE's technology, regulatory capabilities, and industry expertise with TROOPS' existing operations creates new opportunities for growth, innovation, and value creation."

Sergio Carloni, CEO of EFFORCE Group added, "The combination of EFFORCE's licensing framework, digital asset expertise, and sustainability-focused initiatives with TROOPS' market presence creates a strong foundation for future development across multiple business verticals. We believe the transaction will enable the combined group to explore new strategic opportunities while leveraging the strengths of both organisations."

"The next phase of green technology will be defined by how effectively we connect investment with measurable impact. Our ambition with this proposed merger is to bring technology and access to capital, closer to the projects and businesses driving the energy transition. In carbon markets, lasting growth depends on confidence in what is being financed and traded. We must have credible projects, transparent information and verifiable outcomes."

The integration is expected to accelerate revenue growth opportunities, diversify income streams, and support the creation of long-term value for TROOPS’ shareholders. Completion of the acquisition is subject to customary closing conditions, regulatory approvals and the fulfilment of conditions precedent as outlined in the sales and purchase agreement. The parties expect to work closely together to ensure a seamless integration process and to maximise the strategic benefits of the transaction for stakeholders of both organisations.

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers, (b) property investment to generate additional rental income and, (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS), (d) advisory and referral services in relation to the application of migration, education and visa renewal to its customers, and (e) consultancy services for insurance products in respect of insurance referral to insurance brokers. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

For more information about TROOPS, Inc., please visit our investor relations website: www.troops.co

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in TROOPS' filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and TROOPS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.